

December 2, 2010

Paracorp Incorporated
318 N. Carson St. #208
Carson City, NV 89701

>   **Re: Sunpeaks Ventures, Inc.**
>   **Amendment No. 9 to Registration Statement on Form S-1**
>   **Filed November 12, 2010**
>   **File No. 333-161985**

Dear Mr. Beaudette:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure in footnote 3 to your financial statements that "[o]n June 25, 2009, the Company acquired a 1.28571% working interest in three wells located in Pottawatomie, Oklahoma in exchange for $10,000." Further, we note that your exhibit 10.4 assigning the lease to the company is dated November 21, 2008 for $10 and "other valuable consideration." Please revise you disclosure to address the company's payment of the additional $9,990, including the date it was paid. In addition, please include any agreements regarding the payment of the $9,990.

2.   We note that Mr. Beaudette will not be registering as a broker or dealer pursuant to the safe harbor in Rule 3a4-1 of the Exchange Act. Please provide the basis for your conclusion that Mr. Baudette qualifies for the safe harbor provided by Rule 3a4-1. In particular, address the implication of Rule 3a4-1(a)(4)(ii) in selling shares in both the direct public offering and the selling shareholder offering if one is completed before the other given the restriction in the safe harbor from participating in selling an offering of

securities for any issuer more than once every 12 months.

3.   In addition, address how Mr. Beaudette qualifies under Rule 3a4-1(a)(2) since he will receive transaction-based compensation of $.05 per share for his participation in the resale offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Luis Carrillo
        (619) 330-1888